United States securities and exchange commission logo





                               August 25, 2020

       Matt Eby
       Chief Financial Officer
       Tailwind Acquisition Corp.
       1545 Courtney Ave
       251 Little Falls Drive
       Los Angeles, CA 90046

                                                        Re: Tailwind
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2020
                                                            File No. 333-248113

       Dear Mr. Eby:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 18, 2020

       Our Advisory Board, page 79

   1. We note your disclosure that you have "assembled a highly differentiated Advisory Board of accomplished
founders and operators that will help position [you] as the value-add partner of choice for
today   s leading entrepreneurs." Please expand your disclosure
                                                        to delineate the
specific roles and duties of the Advisory Board in contrast to the duties of your management team in
connection with any initial business combination. Please also disclose whether you
intend to pay any consulting fees or other compensation to members of your Advisory Board.
We note disclosure that no compensation of any kind, including
                                                        finder   s and
consulting fees, will be paid to your "sponsor, officers and directors, or any of their respective
affiliates," for services rendered prior to or in connection with the
 Matt Eby
Tailwind Acquisition Corp.
August 25, 2020
Page 2
      completion of your initial business combination. Please clarify.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Joseph Klinko, Staff
Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameMatt Eby
                                                           Division of
Corporation Finance
Comapany NameTailwind Acquisition Corp.
                                                           Office of Energy &
Transportation
August 25, 2020 Page 2
cc:       Peter Seligson
FirstName LastName